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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        Epicus Communications Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    29427V204
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                                 (CUSIP Number)

                                January 26, 2007
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            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.

29427V204
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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Sacandaga Investments, Inc.                           65-1022577
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC Use Only

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4. Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

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6.   Citizenship or Place of Organization
     Florida
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               7.   Sole Voting Power
 NUMBER OF          2,285,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,285,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,285,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11)
     9.14%
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14.  Type of Reporting Person (See Instructions)
     CO
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
CUSIP No.

29427V204
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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Harry M. Samuels
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC Use Only

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4. Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

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6.   Citizenship or Place of Organization
     Florida
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               7.   Sole Voting Power
NUMBER OF           2,285,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,285,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,285,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11)
     9.14%
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14.  Type of Reporting Person (See Instructions)
     IN
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CUSIP No.                              29427V204

ITEM 1. SECURITY AND ISSUER

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Epicus Communications Group, Inc., a Florida corporation ("Epicus"). The address of the principal executive offices of Epicus Communications Group, Inc. is, 1750 Osceola Drive Suite D, West Palm Beach, Florida 33409.

ITEM 2. IDENTITY AND BACKGROUND

This statement on Schedule 13D (this "Statement") is being filed by Sacandaga Investments, Inc., a Florida corporation ("Sacandaga"). Sacandaga is a privately-held non-registered investment company focused on investing in publicly traded technology, telecommunications, financial services and any and all other investments that can be profitable for the company. Sacandaga's principal business office is located at 2901 Stirling Road-Suite 307, Ft Lauderdale, FL 33312.

         (a)-(c),(f) This Statement is filed on behalf of:

                  (i) Sacandaga Investments, Inc., a Florida corporation ("Sacandaga"). Sacandaga is a privately-held investment company focused on investing in publicly traded technology, telecommunications, financial services and any and all other investments that can be profitable over a twelve month period. Sacandaga's principal business office is located at 2901 Stirling Road-Suite 307, Ft Lauderdale, FL 33312.

          (ii) Harry M. Samuels, a Florida resident ("HMSamuels"). Mr. Samuels is the sole shareholder of Sacandaga and currently is the CEO of the corporation. Mr. Samuels is a US citizen and his work address is located at 2901 Stirling Road-Suite 307, Ft Lauderdale, FL 33312.

                  (iii) During the last five years, neither Sacandaga nor, to the best of Sacandaga `s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Commencing January 16, 2007 until current, Sacandaga Investments, through the trading instructions of Mystic Investments, acquired 9.14% of Epicus common stock through open market purchases. Sacandaga my at its own discretion acquire or dispose of additional shares through the open market. The purchases of 2,285,000 shares of common stock were made using cash through Sacandaga accounts with EquiVest and TrackData Securities.

ITEM 4. PURPOSE OF TRANSACTION

Sacandaga, it's affiliates and or Partners our preparing a plan to be presented to the Epicus Board of Directors that may result in one or all of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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CUSIP No.           29427V204

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of January 28, 2007, Sacandaga was the record owner of 2,885,000 shares of common stock of Epicus Communications Group, Inc.

All of such shares of common stock (2,285,000 shares) would constitute approximately 9.14% of the 21,885,000 shares of common stock that would be outstanding (based on the number of shares outstanding as contained in the most recently November 20, 2006 10-Q available filing with the Commission by Epicus Communications Group, Inc.) Sacandaga has the sole power to vote and dispose of all of such shares

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NA

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


NA



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CUSIP No.                29427V204


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2007

Sacandaga Investments, Inc.
A Florida Corporation

/s/Harry M. Samuels
Signature

Chief Executive Officer
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)